AMERICAN METAL & TECHNOLOGY, INC.
633 W. 5th Street, 26th Floor
Los Angeles, CA 90071

November 29, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	AMERICAN METAL & TECHNOLOGY, INC. (the “Company”) Application for Withdrawal of Registration Statement on Form SB-2/A File No. 333-146490

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2/A (File No. 333-146490), including all exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2007.

The Company applies for the withdrawal of the Registration Statement because the filing was incorrectly filed with an incorrect Form type. The Company re-filed the document with the correct Form type POS AM with the Securities and Exchange Commission on November 20, 2007.

If you have any questions with respect to this matter, please contact our counsel, William O’Neal  of THE O'NEAL LAW FIRM, P.C., at (480) 812-5058.

Very truly yours,

AMERICAN METAL & TECHNOLOGY, INC.

By: /s/ Chen Gao

Chen Gao
Principal Executive Officer